# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: VSEE HEALTH, INC., CIK 0001864531
CUSIP: 92919Y102
Title of class of securities: Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 980 N. Federal Highway, #304, Boca Raton, Florida (FL), 33432
Date of event which requires filing of this statement: 07/21/2025
Filed by CIK 0001506824
Persons authorized to receive notices and communications: Lawrence Sands, c/o Digital Health Sponsor, LLC, 980 N. Federal Highway, #304, Boca Raton, Florida (FL), 33432, 561-672-7068

## Reporting persons
- LAWRENCE SANDS (CIK 0001506824): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 961,500; shared voting power 0; sole dispositive power 961,500; shared dispositive power 0; aggregate amount beneficially owned 961,500 (2.9% of the class)
  Comment: (1) Consists of: (i) 500,000 shares of common stock of the Issuer and 765 shares of Series A preferred stock convertible into 382,500 shares of the Issuer held by SCS Capital Partners LLC; and (ii) 2,500 shares of common stock of the Issuer and 153 shares of Series A preferred stock convertible into 76,500 shares of common stock of the Issuer held by SCS, LLC. Mr. Sands is the sole manager and sole member of each of SCS Capital Partners LLC and SCS, LLC.
- DIGITAL HEALTH SPONSOR, LLC (CIK 0001864530): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- SCS CAPITAL PARTNERS, LLC (CIK 0001904271): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 882,500; shared voting power 0; sole dispositive power 882,500; shared dispositive power 0; aggregate amount beneficially owned 882,500 (2.7% of the class)
  Comment: (2) Consists of 500,000 shares of common stock of the Issuer and 765 shares of Series A preferred stock convertible into 382,500 shares of the Issuer held by SCS Capital Partners, LLC.
- SCS, LLC: type of reporting person: other (OO); citizenship or place of organization: Florida (FL); source of funds: other (OO); sole voting power 79,000; shared voting power 0; sole dispositive power 79,000; shared dispositive power 0; aggregate amount beneficially owned 79,000 (0.2% of the class)
  Comment: (3) Consists of 2,500 shares of common stock of the Issuer and 153 shares of Series A preferred stock convertible into 76,500 shares of common stock of the Issuer held by SCS, LLC.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.0001 per share
Name of issuer: VSEE HEALTH, INC.
Address of issuer's principal executive offices: 980 N. Federal Highway, #304, Boca Raton, Florida (FL), 33432
Comment: This Amendment No. 1 to Schedule 13D (this "Amendment") is being filed by Digital Health Sponsor, LLC, SCS Capital Management, LLC, SCS, LLC and Lawrence M. Sands (each of the foregoing, individually, a "Reporting Person", and collectively, the "Reporting Persons") with respect to the beneficial ownership of the Reporting Persons in VSee Health, Inc. a Delaware corporation (the "Issuer"). This Amendment is being filed to supplement and update the information set forth in the Schedule 13D as previously filed on July 1, 2024 (the "Original Schedule 13D"). Each Item included in this Amendment amends and restates the information disclosed in the corresponding Item of the Original Schedule 13D. Unless otherwise indicated herein, capitalized terms used but not defined in this Amendment shall have the same meanings herein as are ascribed to such terms in the Original Schedule 13D.

## Item 2. Identity and Background
Name of person filing: Names of reporting persons: Lawrence M. Sands, Digital Health Sponsor, LLC, SCS Capital Partners, LLC, and SCS, LLC.
Residence or business address: Residence or business address: 980 N. Federal Highway, #304, Boca Raton, FL 33432
Present principal occupation or employment: Present principal occupation or employment and name, principal business and address of any corporation or other organization in which such employment is conducted: Lawrence Sands is the sole manager of Digital Health Sponsor LLC, and the sole member and sole manager of each of SCS Capital Partners, LLC and SCS, LLC. The principal address of each of the foregoing is 980 N. Federal Highway, #304, Boca Raton, FL 33432.
Criminal convictions in the last five years: The reporting persons have not, during the last five years been convicted in a criminal proceeding (excluding traffic violation or similar misdemeanors)
Civil proceedings (securities laws) in the last five years: The reporting person have not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction pursuant to which the reporting person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: Citizenship: Mr. Sands is a citizen of the United States of America. Each of Digital Health Sponsor, LLC and SCS Capital Partners, LLC is a Delaware limited liability company. SCS, LLC is a Florida limited liability company.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Aggregate number and percentage of class beneficially owned:

Series A Aggregate No.
Series A Preferred as Shares of
Common Preferred converted to Warrant Common Percentage
Stock Stock Common Stock Shares Stock of Class (1)

Lawrence Sands 502,000 918 459,000 0 961,000 2.9%
Digital Health
Sponsor, LLC 0 0 0 0 0 0.0%
SCS Capital
Partners, LLC 500,000 765 382,500 0 882,500 2.7%
SCS, LLC 2,500 153 76,500 0 79,000 0.2%

(1) Based on 32,289,750 shares of common stock issued and outstanding as of December 2, 2025.
Number of shares as to which each person has sole or shared power to vote or dispose: All of the shares of common stock reported in this Amendment are held directly by SCS Capital Partners, LLC or SCS, LLC. Lawrence M. Sands, in his capacity as the sole member and the sole manager of each of SCS Capital Partners, LLC and SCS, LLC, has sole voting and investment power with respect to the shares reported herein that are held by such entities.
Transactions in the class effected during the past sixty days: On July 21, 2025, Digital Health Sponsor, LLC distributed 2,073,250 shares of the common stock of the Issuer to its members on a pro rata basis for no consideration. On October 28, 2025, Digital Health Sponsor, LLC distributed warrants to purchase up to 557,000 shares of the common stock of the Issuer to its members on a pro rata basis for no consideration. On November 6, 2025, Digital Health Sponsor, LLC distributed 557,000 shares of the common stock of the Issuer to its members on a pro rata basis for no consideration. On November 7, 2025, Digital Health Sponsor, LLC distributed 350 shares of the Series A preferred stock of the Issuer to its members on a pro rata basis for no consideration.
Other persons with the right to receive dividends or sale proceeds: Not applicable.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Signatures
- LAWRENCE SANDS: /s/ Lawrence M. Sands, Lawrence M. Sands (12/04/2025)
- DIGITAL HEALTH SPONSOR, LLC: /s/ Lawrence M. Sands, Lawrence M. Sands/Manager (12/04/2025)
- SCS CAPITAL PARTNERS, LLC: /s/ Lawrence M. Sands, Lawrence M. Sands/Manager (12/04/2025)
- SCS, LLC: /s/ Lawrence M. Sands, Lawrence M. Sands/Manager (12/04/2025)